Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in millions, except ratios)	2017	2016	2015	2014	2013
Earnings:
Income before taxes	$333.0	$305.4	$323.2	$310.9	$285.6
Fixed charges:
Interest expensed and capitalized and amortized premiums, discounts	41.3	5.7	-	-	-
An estimate of interest expense within rental expense	2.8	1.5	1.4	1.3	1
Distributed income of equity investees	1.5	2.9	2.4	-	-
Total fixed charges	$45.6	$10.1	$3.8	$1.3	$1

Total earnings including fixed charges	$378.6	$315.6	$327	$312.2	$286.6

Ratio of earnings to fixed charges (1)	8.6x	43.7x	231.4x	245.7x	286.9x

(1) The ratio of earnings to fixed charges equals earnings divided by fixed charges. Earnings is defined as the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) the portion of pre-tax losses of equity investees attributable to Cboe Global Markets, Inc. for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges are defined as the sum of the following: (a) interest expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; (c) an estimate of the interest within rental expense; and (d) preference security dividend requirements of consolidated subsidiaries.